Exhibit 99.1

NEWS RELEASE

Toronto, July 16, 2024

Franco-Nevada To Release Second Quarter 2024 Results

Franco-Nevada Corporation announced today that it will report its second quarter 2024 results as follows:

Second Quarter 2024 Results Release:	August 13th after market close
Conference Call and Webcast:	August 14th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

https://bit.ly/4bPqwE1
Webcast:	www.franco-nevada.com
Replay (available until August 21st):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Passcode: 676469 #

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com